Exhibit 1

INCREDIMAIL INCREASES 2009 GUIDANCE FOR GROWTH;
$26 MILLION TOP-LINE AND $9 MILLION OPERATING INCOME

TEL AVIV, ISRAEL – July 21, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today announced that it is increasing the guidance previously provided regarding expected performance in 2009.

The Company currently expects 2009 revenues to exceed $26 million, and Operating Income to exceed $9 million in 2009. In 2008, revenues were $21.9 million and Operating Income was $0.2 million.

The expected increase in revenues is powered by the continued growth in search generated revenues. The Company believes that this expected growth, coupled with the improved cost structure maintained by management, will provide for the increase in bottom-line guidance.

Commenting on the new guidance, Mr. Ofer Adler, Chief Executive Officer of IncrediMail, said, “The first quarter results came in at the top of the range of our original expectations, and we expect the second quarter to show positive results as well, proving the sustainability of our growth and profitability. We continue to focus on our core business, as reflected by the recently announced extension of our contract with Google and at the same time, we are diligently controlling our expenditures while maintaining a lean and effective operation. We believe these efforts will result in continued top-line and bottom-line growth.”

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs and markets high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com